SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release	June 19, 2007 at 12.30 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309 FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso is selling warehouses and office properties in Sweden and Denmark

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that its subsidiary paper merchant Papyrus has sold warehouses and office properties in Sweden and Denmark to the Swedish listed property company Kungsleden. The total value of the cash deal, which will have a positive impact on Stora Enso’s cash flow in the second and third quarter of 2007, is SEK 525 (EUR 56) million. A capital gain of approximately SEK 270 (EUR 29) million will be recorded as a non-recurring item in Stora Enso’s merchant segment’s second quarter results. The objective of this divestment of real estate is to release capital in order to strengthen the business and improve profitability.

The divested real estate is located in Stockholm, Norrköping, Holsbybrunn and Mölndal in Sweden and Copenhagen in Denmark.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Mats Nordlander, President of Papyrus,

tel. +46 703 370890

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel